UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AFH HOLDING I, INC.
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(NAME OF ISSUER)

Common Stock, par value $0.001 per share
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(TITLE OF CLASS OF SECURITIES)

None.
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(CUSIP NUMBER)

Lauren Scott
7486 La Jolla Boulevard, Suite 479
La Jolla, California 92037
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

October 9, 2007
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |

NAMES OF REPORTING PERSONS

LAUREN SCOTT

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

N/A

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
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| 7 | SOLE VOTING POWER

0

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| 8 | SHARED VOTING POWER

0

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| 9 | SOLE DISPOSITIVE POWER

0

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| 10 |

SHARED DISPOSITIVE POWER

0

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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

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| 14 |

TYPE OF REPORTING PERSON *

IN

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SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements certain Items of Schedule 13D previously filed by Lauren Scott (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of AFH Holding I, Inc., a Delaware corporation (the “Company”).  Except as otherwise disclosed herein there has been no change in the information previously reported on Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby restated in its entirety as follows:

N/A

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b) The responses of the Reporting Person to Items 7 though 10 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2007

/s/ Lauren Scott
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By: Lauren Scott